Form C

Cover Page

Name of issuer:

Pegasus Aerospace Corporation

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: NV

Date of organization: 4/30/2024

Physical address of issuer:

323 Pleasant Summit Dr
Las Vegas NV 89012

Website of issuer:

https://bepegasus.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

10,000

Price:

$6.250000

Method for determining price:

Dividing pre-money valuation $110,000,000.00 (or $88,000,000.00 for investors in the first $300,000.00) by number of shares outstanding on fully diluted basis. Company will issue more shares to make up the 110 million valuation upon closing.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,200,000.00

Deadline to reach the target offering amount:

10/28/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$318,767.00	$642,756.00
Cash & Cash Equivalents:	$97,046.00	$362,838.00
Accounts Receivable:	$143,956.00	$161,539.00
Short-term Debt:	$599,417.00	$569,269.00
Long-term Debt:	$26,294.00	$53,062.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$4,529.00
Net Income:	($330,756.00)	($200,954.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Pegasus Aerospace Corporation

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Michael Walton Yang	Director and CEO	Pegasus International Group	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jacky LangJian Yang	Treasurer	2019
Jacky LangJian Yang	Secretary	2019
Jacky LangJian Yang	CTO	2019
Michael Walton Yang	President	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Pegasus International Group Pty Ltd (73% owned by Michael Walton Yang)	1000.0 Commom	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Lack of operating history, revenues and financial information.
Despite having been operational for eight years, our company is at a critical juncture in its development and continues to be recognized as an "emerging company." This stage is fraught with numerous risks typical of new business ventures, including the lack of a profitable operational history. The potential for success must be weighed against the typical challenges, expenses, complications, and delays that are common in the early phases of a business, compounded by the competitive landscape we navigate. There is no guarantee that future revenues will stabilize the company sufficiently to maintain it as a viable entity, nor is there certainty that profitability will be achieved in the foreseeable future.

Uncertainties in Business Strategy and Financial Forecasts
The company's commitment to its business plan is influenced by numerous external factors, many of which are outside our control. Additionally, our executive management team retains the flexibility to deviate from the business plan, opting for alternative strategies in response to evolving market conditions or unforeseen circumstances. The financial projections included in the business plan are based on subjective assessments of potential future operations and are intended as illustrative forecasts only. These projections rely on assumptions that may not materialize, and are subject to significant variability influenced by factors beyond our management's influence. Therefore, it is important for investors to understand that there can be no guarantee that the company's actual operational results will closely align with these financial projections. Furthermore, there is a risk that the company may face liquidity constraints that could affect the full implementation of the business plan. It should be noted that neither the company, its board, nor the executive management can guarantee the accuracy of any facts, assumptions, or projections detailed in the business plan.

Dependence on Intellectual Property and Challenges in Protection
The success of our company is heavily reliant on our ability to secure and maintain robust protection for our intellectual property and proprietary rights, which are crucial for staying competitive and advancing our product development. Specifically, our future prospects depend significantly on our ability to obtain patent protection for eligible intellectual property, safeguard trade secrets, and secure trademark registrations for the Pegasus brand. Although we have taken strong measures to protect our intellectual property, including filing multiple patent and trademark applications and entering into confidentiality agreements with suppliers, employees, and consultants, the process of protecting and enforcing these rights can be costly and may not always be successful.
If we fail to adequately protect our intellectual property, it could enable competitors to replicate and market similar products, potentially impacting the uniqueness of Pegasus. Furthermore, there is always a risk of infringement or misappropriation of our rights, or breaches of our protective agreements, which may not provide sufficient remedies or compensation for any associated losses. While we have no current indications that our business plan infringes on the intellectual property rights of others, we have not conducted a formal infringement analysis. Should our intellectual property infringe upon the rights of others, we could face legal liabilities, restrictions, or even prohibitions on marketing our products, which could materially affect our business operations and financial results. Additionally, any litigation could divert resources from our business operations and might require us to secure licenses for third-party technologies at potentially high royalty costs, which could diminish our profitability. If unable to negotiate necessary licenses, we might have to alter our products or discontinue them entirely, further impacting our business viability and market presence.

Necessity of Talent Acquisition and Retention for Growth
Attracting, recruiting, retaining, and developing skilled personnel with the necessary experience is crucial for our company's ability to compete and grow effectively. The competitive landscape for highly qualified talent is intense, and our ability to secure such talent directly impacts our operational capabilities. As we strive to enhance our product offerings and reach market competitiveness, the need for additional personnel and for our current management to expand their expertise becomes increasingly important.
Failure in talent acquisition and retention could significantly delay or even halt the development and commercialization of our product candidates. Any difficulties in filling key positions might lead to delays in product development, loss of customers, and a diversion of management resources, all of which could negatively impact our operating results. Moreover, our reliance on consultants and advisors poses additional risks, as these individuals may have existing commitments or be employed by third parties, limiting their availability to our company. This limitation could further challenge our ability to maintain a steady pace in achieving our business objectives.

Challenges in a Highly Competitive Market for Product Development
The landscape for developing and commercializing our products is intensely competitive. We are up against numerous competitors, including major global corporations that have substantial advantages over us in terms of financial,

technical, and human resources. These established players not only have greater capabilities in research and development but also possess extensive marketing expertise, which enhances their ability to successfully bring products to market. Furthermore, these competitors are often more effective at recruiting and retaining skilled personnel and acquiring advanced technologies. Additionally, smaller or early-stage companies can also pose significant competition, especially when they enter into collaborations with larger, more established companies. This dynamic can enable them to quickly scale and innovate, potentially outpacing our efforts to commercialize our products. As a result, there is a risk that our competitors may succeed in developing and commercializing their products more rapidly or effectively than we can. Such developments could weaken our competitive position, hinder the market acceptance of our products, and limit our ability to generate substantial revenue from our offerings.

Regulatory Oversight and Compliance for Pegasus Products
Our Pegasus products are regulated by several key aviation authorities, including the Federal Aviation Administration (FAA), the European Union Aviation Safety Agency (EASA), and the Australian Civil Aviation Authority (CASA). Compliance with these international regulatory bodies is crucial as we navigate through the various stages of trials, development, production, marketing, and global sales of our products. Each phase requires specific approvals and ongoing adherence to both federal and international standards.
The ability to market and sell Pegasus products internationally hinges on our compliance with these regulations. If we encounter regulatory issues or fail to meet the required standards, there is a risk that we might have to withdraw our products from the market. Such actions could severely impact our business operations and our ability to compete in the global market. Thus, maintaining rigorous compliance procedures and staying abreast of regulatory changes is essential for the sustained success and expansion of our product lines.

Impact of Governmental Regulations on Business Operations
Our business operations are extensively influenced by various governmental regulations beyond just aviation-specific rules. The ability to sell or export our products is contingent upon receiving necessary governmental approvals. Non-compliance with international standards or failure to secure these approvals could significantly hamper our sales.
Similarly, our supply chain is dependent on our suppliers' ability to obtain the necessary governmental approvals for exporting their products or designs to us. Any disruption in their compliance could adversely affect our revenues and impede our growth strategy. Furthermore, we may face requirements to obtain specific licenses, such as export licenses for hardware, or marketing licenses to initiate promotional activities in certain regions.
The risk of not securing these necessary permits and licenses poses a substantial threat to our business continuity. If we fail to receive the required approvals, or if existing authorizations are not renewed, our capacity to export could be severely restricted. This would not only impact our revenues but could also have a materially adverse effect on our financial outcomes. Ensuring compliance with all relevant governmental regulations and timely acquisition of necessary permits and licenses is crucial to safeguarding our operational and financial health.

Dependence on Suppliers and Subcontractors for Component Delivery
Our company heavily relies on external suppliers and subcontractors to provide the major components and subsystems necessary for our products. This reliance is critical to fulfilling our contractual obligations and maintaining our operational capabilities. However, our ability to meet these obligations could be compromised if our suppliers or subcontractors fail to deliver the necessary supplies or perform services in accordance with customer requirements, both in terms of quality and timeliness.
The quality of our products could suffer if these partners do not meet required specifications or fail to fulfill our and our customers' performance expectations. Moreover, suppliers might be more vulnerable to disruptions caused by natural disasters or other uncontrollable events, and they may face additional operational risks, such as financial instability, which could impede their ability to deliver essential components.
The risks associated with supplier and subcontractor dependency are particularly acute when our supply chain is concentrated with a limited number of providers for specific components or subsystems. Such dependencies heighten the potential for significant operational disruptions, which could adversely affect our product quality, customer satisfaction, and overall financial health.

Reliance on Third-Party Service Providers and Outsourcing
Our business model depends significantly on third-party service providers and outsourced vendors for a range of essential services, as well as a number of non-core functions and operations. Often, we choose to rely on a single or a limited number of vendors for certain services because these relationships offer advantages in terms of quality, cost, or the absence of viable alternatives.
Should there be an interruption in production or service from these providers and we find ourselves unable to secure alternate sources promptly, our manufacturing and operational processes could face severe disruptions. Such issues could lead to product shortages, increased freight and re-engineering costs, and other operational difficulties. Additionally, if the outsourced services are disrupted or underperform, our ability to process, record, and report transactions with customers and other stakeholders could be compromised.
These interruptions could hinder our ability to fulfill customer demands, potentially damaging our reputation and weakening customer relationships. Such outcomes could have a detrimental impact on our business performance and growth.

Risks Associated with Dependence on Third-Party Providers and Licensors
Our ability to offer certain services is significantly dependent on third-party providers, suppliers, and licensors for the necessary hardware, software, and operational support. These resources are sourced from a limited pool of vendors, some of which may lack a robust operating history or face challenges in

some of which may lack a robust operating history or face challenges in sustaining the supply of equipment and services we require. Moreover, certain vendors are our sole source for specific items or hold positions of exclusivity, whether through contractual arrangements or due to intellectual property rights. If these vendors cannot meet our demand, face operational or financial difficulties, or fail to deliver the required equipment or services promptly, at our desired specifications, and at reasonable costs, our service delivery could be materially and adversely impacted. Additionally, finding or developing alternative sources for these materials or services could introduce significant delays in serving our customers.

Such supply chain vulnerabilities could not only affect our operational and financial performance but also impact our reputation and customer relationships negatively. In the consumer market, these issues might lead to product recalls or safety alerts, which could necessitate removing products from the market, incurring substantial costs, and potentially leading to negative publicity that diminishes demand for our products. Furthermore, product-related injuries could result in liability claims, and any negligence in our service provision could cause injuries or other adverse outcomes.

In light of these challenges, we plan to diversify by implementing new lines of business and introducing new products and services within our existing portfolios. This strategy aims to mitigate risks by broadening our operational base and enhancing our market resilience.

Manufacturing defects, unforeseen usage, or insufficient risk disclosures of Pegasus products

Manufacturing flaws, unexpected product usage, or insufficient risk disclosure can lead to injuries or other adverse outcomes. Once our products reach the consumer market, such incidents may prompt product recalls or safety warnings (either voluntarily or mandated by regulatory bodies). In some instances, this could necessitate the withdrawal of a product from the market. Any recall could incur substantial costs and negative publicity, potentially diminishing consumer demand for our products. Injuries related to product use may also lead to liability claims against us. Additionally, such adverse events could delay the approval of new products. Likewise, negligence in delivering our services can result in injuries or other detrimental effects.

Risks in Developing New Business Lines and Products

As we expand by developing new lines of business and launching new products and services, we face substantial risks and uncertainties, especially in emerging or not fully developed markets. The process of establishing these new ventures requires significant investment of both time and resources. Achieving initial timelines for launching and developing these new offerings may prove challenging, and our pricing and profitability goals might not be attainable.

Our efforts to introduce new products and services in response to industry trends or technological advancements may not succeed. There's a risk that these new offerings will not gain sufficient market acceptance. Consequently, we could face setbacks such as losing business to competitors, having to offer our products and services at less favorable terms to retain or attract clients, or experiencing escalating costs.

Such challenges could materially impact our business and financial performance. If these new ventures do not perform as expected, it could adversely affect our business's overall financial condition and operational results.

Impact of Security Breaches on Business and Reputation

In our operations, we handle sensitive data, including intellectual property, proprietary business information, and personal data of customers, employees, suppliers, and business partners. This data is stored in our data centers and on our networks, making the secure management and transmission of this information crucial to our operational integrity and business strategy. Despite robust security measures, our information technology systems and infrastructure remain susceptible to hacker attacks, employee errors, or other malicious activities.

A security breach could result in unauthorized access to, or disclosure, loss, or theft of sensitive information. Such an incident could expose us to legal claims, regulatory penalties, and proceedings, especially under privacy protection laws. It could also disrupt our operations and the services we provide, potentially damaging our reputation and eroding customer trust.

The consequences of such breaches could have a profound adverse effect on our business operations, operating margins, and revenue, as well as our position in the competitive landscape. Maintaining vigilance in cybersecurity measures and continuously enhancing our protective practices are essential to mitigate these risks and safeguard our business stability.

Risks from Disruptions to Network and Information Systems

Our business could be severely impacted by intentional or unintentional disruptions to our network and information systems. Potential causes include computer hacking, viruses, worms, other destructive or disruptive software, cyber-attacks, and natural disasters, as well as power outages and terrorist attacks. These incidents could degrade our services, disrupt operations, and cause physical damage to our facilities and equipment, as well as compromise our data.

The ramifications of such disruptions could extend to theft, destruction, loss, misappropriation, or unauthorized release of confidential customer data or intellectual property. These events may lead to operational or business delays as we engage in recovery and remediation efforts. Additionally, negative publicity from these incidents could harm our reputation with customers, further affecting our business.

The aviation industry, including our operations, faces heightened risks and costs due to terrorism and associated security measures. These measures can cause delays and inconveniences, diminishing our competitiveness against surface transportation for certain routes. Further terrorist attacks or the fear of such events could have a significantly adverse impact on the demand for aviation products and increase security costs. Moreover, these risks could exacerbate other existing industry challenges, disrupt supply chains, and hinder the delivery of products to customers, ultimately affecting our business and operational results.

Challenges and Risks Associated with Intellectual Property Right.
We depend on various intellectual property rights, including patents and trademarks, to operate our business. However, these intellectual property rights may not be sufficiently broad or effective to offer a significant competitive advantage. Furthermore, the measures we have taken to secure and protect our intellectual property may not prevent it from being challenged, invalidated, or circumvented, especially in countries where intellectual property rights are less developed or protected.
In certain cases, enforcement of our rights may not be feasible if an infringer possesses a dominant intellectual property position, or due to other business considerations, or because some countries mandate compulsory licensing. Our inability to secure or maintain intellectual property rights that provide a competitive edge, or to detect or stop the unauthorized use or circumvention of such rights, could adversely affect our competitive position and operational results.
We also depend on confidentiality and non-compete agreements with employees, consultants, and other parties to protect our trade secrets and proprietary rights. These agreements may not adequately secure our intellectual property, may be violated, and we may not have sufficient remedies for such breaches. Additionally, there is always the risk that others could independently develop similar proprietary information, or that third parties could gain access to our trade secrets or proprietary information.
As our business grows, the importance of protecting our intellectual property increases. The steps we have already taken might not be enough to prevent competitors from exploiting our proprietary information. To defend or enforce our patent rights, we might need to engage in litigation, such as filing infringement lawsuits. This litigation could be costly, time-consuming, and distract our management from other business priorities. The legal landscape in the technology sector is still evolving, which adds to the uncertainty around intellectual property rights in our industry. There is no guarantee that we would succeed in any intellectual property litigation or that any damages or remedies awarded would be of significant value.

Intellectual Property Disputes and Potential Consequences
Occasionally, third parties may assert that our products or services infringe upon their intellectual property rights. These disputes or litigations can be particularly costly and time-consuming, given the complexity of our technology and the general unpredictability associated with intellectual property litigation. Such legal challenges could significantly divert our management and key personnel from our core business operations.
If faced with an infringement claim, we might be compelled to enter into costly or restrictive licensing agreements, which may not even be available on acceptable terms, or at all. Alternatively, we could be required to undertake a costly and time-consuming redesign of our implicated products. Moreover, we could be subject to an injunction that prohibits the development and sale of certain products or services. If it is determined that our products do infringe on third-party intellectual property rights, we may also be liable for substantial damages, including for past infringements.
Even meritless claims can drain resources as defending against such claims requires significant time, incurs substantial costs, and distracts management from other business priorities. Public announcements related to litigation or potential legal challenges could negatively impact our business reputation and investor confidence.
Furthermore, our intellectual property portfolio might not provide us with substantial leverage in asserting counterclaims or negotiating licenses in response to infringement claims. In some areas of our business, we rely on intellectual property licenses from third parties, and we cannot guarantee that these licenses will continue to be available to us on favorable terms, or at all. These factors combined represent a significant risk to our operational flexibility and financial health.

Risks Associated with Lack of Key Personnel Insurance
Our company heavily relies on the expertise and leadership of key personnel, specifically Michael Yang and Jacky Yang to conduct operations and implement our business strategies. However, we have not secured key man life insurance policies for them. This type of insurance is typically used to mitigate the financial impact that the loss of a crucial team member could have on the organization. This could adversely affect our operational continuity and ability to execute planned initiatives. The loss of these key figures could significantly impede our operational capabilities and overall business performance.

Challenges Due to Non-Compliance with Sarbanes-Oxley Regulations
Our company is not subject to the Sarbanes-Oxley Act of 2002, specifically Section 404, which requires public companies to perform and report an attestation regarding their financial controls. As such, we lack the internal infrastructure and financial controls that are standard among public companies. This absence means there is no formal assurance against significant deficiencies or material weaknesses in our financial controls system.
Should the need arise to comply with these regulations in the future, we anticipate that the process of establishing, evaluating, and testing the necessary financial controls will incur significant expenses. Additionally, this process will likely divert management's time and resources from other operational areas. This shift in focus and the additional costs could impact our business operations and financial stability during the transition period to full compliance.

Impact of Fluctuations in Raw Material and Energy Costs
The costs of raw materials and manufacturing inputs, notably energy prices including oil and refined products, play a significant role in the operational expenses for users of our products. These costs are inherently volatile and can change rapidly due to factors beyond our control, such as economic shifts, political unrest, instability in energy-producing regions, and fluctuations in global supply and demand.

Such unpredictability in prices can lead to substantial increases in costs, directly impacting our business operations and financial results. If energy and raw material costs rise significantly, it could increase operating expenses for us and our clients, potentially reducing demand for our products if we pass these costs onto customers. Conversely, absorbing these costs could adversely affect our profitability. Managing this volatility is crucial to maintaining our competitive position and financial stability.

Risks of Manufacturing Disruptions

Our manufacturing operations are vulnerable to disruptions caused by technical problems or external events, such as floods or fires. Such interruptions could significantly impair our manufacturing capacity, leading to production delays and additional costs. For instance, we might face charges for expedited deliveries to fulfil orders that have been delayed due to these disruptions.

Moreover, our customers have the option to cancel their purchase orders if there are delays in production. Persistent delays could also lead to a reduction in future orders, negatively impacting our sales and customer relationships. Importantly, if disruptions occur without physical damage to our property, they may not be covered by our business interruption insurance, leaving us without compensation for losses incurred during downtime.

These potential disruptions could adversely affect our business operations and financial results, emphasizing the need for robust risk management and contingency planning to mitigate these risks.

Risks of Information System Disruptions

Our business heavily relies on various information systems to manage critical aspects such as order processing, supply chain logistics, accounting controls, and payroll. These systems are essential for supporting our customers' needs and the efficient management of our business operations. Any disruption in these systems, whether due to failure in procurement, development, implementation, or execution, could significantly impact our ability to operate effectively. Issues related to system security, reliability, performance, and access are particularly critical.

If our information systems fail to perform as expected or cannot fulfill their intended functions, it could adversely affect our business operations and results. This includes potential impacts from data breaches or system outages that could disrupt our operations. Furthermore, such disruptions may not be covered by our business interruption insurance, increasing the potential financial risks associated with any significant downtime.

Effective management and continual upgrading of our information systems, along with robust contingency planning, are crucial to minimizing these risks and ensuring operational continuity.

Operational Challenges from Unstable Production Schedules and Intellectual Property Risks

Many of our customers do not commit to long-term production schedules, making it challenging for us to plan production accurately and utilize our manufacturing capacity efficiently. Our reliance on customers' advance orders, commitments, or forecasts, along with our internal assessments, leaves us vulnerable to fluctuations in sales volume and timing. This unpredictability may necessitate increased staffing and additional expenses to meet sudden rises in demand, straining our resources. Failure to meet these demands could lead to customer dissatisfaction and negatively impact our relationships.

To ensure adequate production levels, we may invest in capital resources in anticipation of customer demand. However, these investments risk low utilization if customer demand shifts unexpectedly, affecting our operational efficiency. We are also often required to order materials and components in minimum quantities that may exceed current needs based on these forecasts, potentially leading to excess inventory and adverse financial impacts.

Additionally, as we operate in a technology-driven industry, we face significant risks related to intellectual property rights claims. With the growth of our company, such claims are likely to increase. Allegations of patent infringement or other intellectual property violations can lead to costly and time-consuming litigation. Despite the merits of these claims, the process can be disruptive and distract management from business operations. If found to infringe, we may face substantial damages, need to enter into costly licensing agreements, or endure injunctions that prohibit the sale of certain products.

Such legal battles not only increase our operating expenses but could also lead to settlements that materially affect our financial statements. Adverse legal outcomes may result in significant monetary damages or other punitive measures that could deteriorate our financial condition and operational results. These challenges highlight the importance of strategic planning and robust legal defences in our business operations.

Risks from Intellectual Property Litigation and Indemnity Obligations

Our business involves complex technologies and operations that could expose us to intellectual property infringement claims. As we grow, the likelihood of such claims may increase. We are committed to defending against any infringement actions vigorously, but these legal battles can be costly, time-consuming, and disruptive, regardless of their merit.

If found to infringe intellectual property rights, substantial damages or royalties might be required, or we could face injunctions that restrict the sale of certain products. Sometimes, we might consider licensing agreements to resolve disputes, but there is no guarantee that such licenses can be secured on favourable terms or prevent litigation. These legal issues could significantly increase our operating expenses.

Moreover, our agreements often include indemnity provisions that hold us responsible for losses due to intellectual property infringement claims and other liabilities. These provisions typically survive the termination of the agreement and could result in large indemnity payments that harm our financial condition. The potential for these claims and the necessity to defend them could damage our customer relationships and deter future customers. In the worst cases, adverse legal outcomes could materially impact our financial statements and overall financial health.

Challenges in Protecting and Enforcing Intellectual Property Rights
Our competitive advantage heavily relies on our ability to protect and enforce our intellectual property rights related to our technology and services. We utilize a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions to safeguard our assets. Additionally, we rely on laws related to trademarks and domain names to uphold the value of our corporate brands and reputation.
Despite these efforts, there are significant risks that unauthorized parties may copy aspects of our services or technology, use our proprietary information, marks, or technology without permission, or otherwise breach our intellectual property rights. Moreover, there is always the possibility that others could independently develop similar intellectual property, which could undermine our competitive position.
Policing unauthorized use of our technology and services is both time-consuming and costly, and our preventive measures may not be sufficient or effective. Unauthorized use could involve copying of our services, misuse of similar marks or domain names, or misappropriation of our proprietary information and technology.
Furthermore, we may find ourselves in legal battles to enforce our intellectual property rights, protect our trade secrets, or clarify the validity and scope of others' proprietary rights. Intellectual property litigation is often protracted and expensive, with unpredictable outcomes. These challenges underscore the need for robust legal strategies and may lead to increased operational costs, impacting our overall business efficiency and effectiveness.

Dependence on Third-Party Agreements for Services and Intellectual Property
Our operations and the functionality of our applications heavily rely on various services, goods, technology, and intellectual property rights that are provided by third parties. This reliance subjects us to the risk that these third parties might either become unable or unwilling to continue to provide these essential components on terms that are reasonable and aligned with our business practices. Moreover, they might discontinue a critical service, thereby impacting our ability to operate our applications effectively.
The challenge lies in our limited control over these third-party vendors, which increases our exposure to potential disruptions and technical problems with the services and technology they provide. Should we fail to find timely and commercially viable alternatives to these third-party services, goods, technologies, or intellectual property rights, our operational performance and financial health could suffer significantly.
Additionally, if the technology or services provided by these third parties do not perform as expected, or if there are issues with the quality or continuity of their intellectual property rights, it could lead to potential liabilities. Such problems could negatively impact our customer renewal rates and ultimately have an adverse effect on our financial condition and results of operations. This underscores the importance of robust management of third-party relationships and contingency planning to mitigate these risks.

Challenges in Product Development and Adaptation to Technological Change
In the rapidly evolving tech industry, keeping pace with technical developments, changing client requirements, new programming languages, and industry standards is critical for our success. Our ability to remain competitive and expand into new markets hinges on our capacity to enhance existing products, rectify any defects or errors, and develop and introduce new products that align with client needs and technological trends. Moreover, responding effectively to competitive products and achieving market acceptance are crucial factors.
Product development is resource-intensive, requiring significant investment in research, refinement, and testing. Our financial constraints may limit our ability to make these necessary investments. Additionally, we face the risk of encountering technical or other difficulties that could delay or prevent the successful development, introduction, or implementation of new or enhanced products. Integration of acquired technologies into our existing platforms and applications also presents challenges that could impede our progress.
If we fail to introduce or implement new or enhanced products in a timely manner, we risk losing market share to competitors who may provide solutions that better meet customer needs sooner. Furthermore, integration issues with acquired technologies could lead to unexpected expenses related to further development or modification, negatively impacting our future performance and financial health.

Supply Chain Risks Due to Reliance on Single or Limited Sources
Our company faces potential supply and pricing risks, due to our reliance on single or limited sources for certain components. Even components that are generally available from multiple sources can become subject to industry-wide shortages and substantial fluctuations in commodity prices.
If our suppliers are experiencing financial difficulties, which increases the risk of supplier insolvency or industry consolidation. Such events could further limit our ability to secure necessary components in sufficient quantities. Additionally, global economic conditions could exacerbate these challenges, impacting our suppliers' operations and, consequently, our ability to obtain essential components.
Many of our products require custom components that are only available from a limited source. The continued availability of these components at reasonable prices—or at all—is not guaranteed and could be compromised by various factors. For instance, our suppliers might prioritize the production of more generic components over those customized to our specifications. Any delays or constraints in the supply of components for new or existing products, or delays in shipments from key manufacturing vendors, could severely disrupt our business operations and negatively impact our financial results. This underscores the importance of actively managing our supplier relationships and exploring alternative sources to mitigate these risks.

Litigation Risks Despite Compliance with Regulations

Despite our diligent efforts to comply with all applicable safety, emissions, and other governmental regulations, we remain vulnerable to potential litigation. Compliance with these standards does not guarantee immunity from legal claims, including individual or class action lawsuits, which can be both costly and risky. In certain legal environments, courts may allow tort claims to proceed against us, even if our products fully comply with federal and other applicable laws. The nature of litigation is inherently unpredictable and expensive, and an unfavorable outcome could have significant adverse effects on our business. This includes not only financial burdens but also potential damage to our public reputation. The possibility of such litigation highlights the need for robust legal strategies and comprehensive insurance coverage to protect against potential claims. We must continue to monitor our compliance with all regulations and industry standards rigorously, and prepare for the possibility of legal challenges that may arise even from within seemingly compliant operations.

Risks Associated with Intellectual Property and Supply Chain Dependencies
Our company's success and competitive standing are heavily reliant on a variety of patents and other intellectual property rights, including essential licenses. Despite having a strong intellectual property portfolio, we face the constant risk that competitors may develop similar or even superior technologies. Moreover, as we expand into regions with weaker protections for intellectual property, the likelihood of replication of our proprietary technologies by others increases, potentially undermining our competitive position.
We are prepared to take legal action against any third parties that infringe on our intellectual property rights, and we must also be ready to defend against similar claims directed at us. Litigation related to intellectual property claims is typically expensive and time-consuming, diverting management's attention and resources away from business operations. Such legal battles can also damage our relationships with current customers and may deter potential customers, further impacting our business prospects.
In the event of an adverse legal outcome, we could be forced to develop or license alternative non-infringing technologies, pay substantial damages to third parties, or even cease manufacturing, using, or selling the affected products. Any of these scenarios could materially and adversely affect our business, impair our financial condition, and weaken our results of operations and competitive advantage. This underscores the importance of maintaining a proactive approach to intellectual property management and enforcement to safeguard our interests and sustain our market position.

Impact of Increasingly Stringent Environmental Emissions Standards
Our company recognizes that environmental standards, particularly those related to emissions, are becoming increasingly stringent. This trend has necessitated, and will continue to require, significant resource allocation to ensure compliance. To meet these evolving standards, we must implement appropriate procedures and invest in mandated equipment, which entails considerable financial expenditures.
Furthermore, the introduction of new environmental standards that exceed our current expectations could result in expenditures beyond our planned budget. Such unforeseen costs could strain our financial resources and negatively impact our business operations. Staying ahead of regulatory changes and preparing financially for potential adjustments in environmental standards are critical to minimizing their adverse effects on our operations and financial health.

Impact of International Conflicts on Business Operations and Demand
International conflicts, such as wars, terrorist attacks, and political upheavals, particularly in regions like the Middle East and Far East, create significant uncertainties that can negatively impact U.S. and global business and financial markets. These events can adversely affect our business in several ways.
Firstly, such conflicts often lead to fluctuations in oil prices, which directly affect the operating costs and financial stability of our commercial customers. Higher oil prices can reduce profitability for these customers, which in turn may decrease their demand for our services.
Secondly, while our aviation business might see a temporary increase in demand due to heightened government defense spending during times of conflict, our commercial operations could suffer. Potential adverse effects include reduced rates of aircraft production, delays or reductions in maintenance, upgrades, and spending on discretionary aviation products such as flying cars. Additionally, the cost of property and aviation product insurance may increase, and we could face more stringent restrictions on our existing insurance policies.
These factors combined could result in a net negative impact on our overall business, highlighting the need for strategic planning and risk management to mitigate the effects of international conflicts on our operations.

Impact of COVID-19 on Business Operations and Future Uncertainties
The COVID-19 pandemic has significantly disrupted our business operations and revenue streams, presenting ongoing challenges. The spread of contagious diseases such as COVID-19 can severely impact our operational capacity and financial health. The pandemic has led to widespread economic disruption, including government-imposed lockdowns, prohibitions on public gatherings, and a rise in unemployment, all of which have negatively affected our business.
The future impact of COVID-19 remains uncertain. Prolonged government orders and continued public health risks could threaten our ability to operate effectively. If these restrictions are not lifted in a timely manner, there is a real risk that our company may struggle to continue as a going concern.
Furthermore, even with the lifting of restrictions, public confidence in the safety of returning to normal activities, such as attending public events, traveling, or hiring personal services, may remain low. This could lead to a sustained decrease in demand for our products and services, potentially causing long-term adverse effects on our business operations and financial stability. Our response strategy includes monitoring public health developments, adapting our operations to meet safety guidelines, and managing financial resources to navigate through these uncertain times effectively.

We have not produced audited financial statements.

Although we have released our unaudited financial statements, we lack audited financial data concerning the Company's capitalization, assets, or liabilities. This absence might complicate your evaluation of our Company's financial condition. Once we surpass 1.2 million USD raised amount, we will proceed with a full audit for this round.

We possess international patents, patent applications, trademarks, and copyrights.

Our intellectual property rights are currently not registered in the US and in the future, could be subject to expiration, challenge, invalidation, or infringement by third parties. Additionally, we may face difficulties maintaining, renewing, or acquiring new licenses for third-party proprietary intellectual property at reasonable commercial terms. Any of these issues could reduce or eliminate the competitive advantages provided by our intellectual property, expose us to legal judgments, penalties, and substantial litigation expenses, and/or disrupt the sales and marketing of our products or services, whether temporarily or permanently. Once the round is complete, we will spend great effort moving our IP into the US registration system.

Our future success is heavily reliant on a small management team. Losing any members of this team could negatively impact the company. Additionally, there is no guarantee that we will be successful in attracting and retaining the necessary personnel to effectively expand our business.

Our company relies on patents that are currently owned by our parent company

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 7.9% Wefunder platform fee 30% Logistics payments50% Begin FAA Airworthiness registration 12.1% General administration + Marketing

---

If we raise: **$1,200,000**

Use of Proceeds: 15% FAA Airworthiness registration 30% Marketing and promotional activities. Las Vegas strip demonstration drive and flight (licence fee +Insurance)
Display at Wall Street (Licence + Insurance fee)
25% Team General and expansion capital
10% Business engagement with police and emergency
7.9% Wefunder platform fee
12.1% Repayment of AUS campaign fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $110,000,000.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Pegasus Aerospace Corporation is offering up to 240,000 shares of Preferred Stock, at a price per share of $6.25.

Investors in the first $300,000.00 of the offering will receive stocks at a price per share of $5.00, and a pre-money valuation of $88,000,000.00 Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

The campaign maximum is $1,200,000 and the campaign minimum is $50,000.00

VIP Bonus

Pegasus Aerospace Corp will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:
A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;

2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by

the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	1000	1000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

The Company has not yet issued any securities besides Common Stock. The Preferred Stock issued at the conclusion of this round will have a 1x liquidation preference over Common Stock.The company intends to perform a stock split prior to the close of the round. After the stock split, the cap table is expected to contain 17,600,000 Common shares issed, in addition to authorizing the number of shares needed for this round.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.
To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
6/2023	Other	Common stock	$263,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

A truly drivable and VTOL (Vertical Take-off and landing) capable hybrid flying car.
The Company plans to generate revenue from selling various Pegasus flying cars, and also from running air taxi services around the globe. Since the flying cars have superior range capabilities compared to other Electric Vertical Take-Off and Landing (eVTOL) companies, Pegasus is likely to have a global customer base. The Police version of the Pegasus E is very suitable for border control which could be favored by Southeast Asian countries.

Milestones

Pegasus Aerospace Corporation was incorporated in the State of Nevada in April 2024. The predecessor Australian Company (Pegasus International Group Pty Ltd) was formed in Victoria, Australia on April 15, 2019. The company has recently relocated to Nevada. The financial of the predecessor represent those of the current company.

Since then, we have:

- Pegasus has its design, production, and sales headquarter in Las Vegas, Nevada. Moved from Australia

- Hybrid Pegasus surpasses eVTOLs with no range anxiety, faster certification, and commercialization.

- Pegasus can refuel at gas stations and can vertically take off/land on grass, gravel, or pavement.

- Pegasus E Airworthiness have been registered with Australia's Civil Aviation Safety Authority (CASA)

- Preparation for Airworthiness Registration with FAA (USA) in progress

- Pegasus has two product lines, the "Air Ferrari" and the Air Taxi

- Pegasus' parent company has obtained 10 patents for its core technology and has five more patents under application

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in April 2024 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended June 30, 2023, the Company had revenues of $0.

- *Assets.* As of June 30, 2023, the Company had total assets of $318,767, including $97,046 in cash.

- *Net Loss.* The Company has had net losses of $330,756 for 2023.

- *Liabilities.* The Company's liabilities totaled $625,711 for 2023.

Liquidity & Capital Resources

To-date, the company has been financed with $263,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 5 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Pegasus Aerospace cash in hand is $$232,746.21, as of July 2024. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $20,000/month, for an average burn rate of $20,000 per month. Our intent is to be profitable in 18 months.

There has been minor changes to material or trends since the date our financials over. Other than monthly contract payments, the company has spend capital and time on creating the pathway and opportunities to move to the US. More capital will be spent on the Wefunder campaign. As an yearly event, the 2023 R&D tax incentive by the Australian government has also been received on the 15th of May 2023, totalled at 135,000 USD. We will be able to hand in the application for the 2024 year R&D return after 1st of July 2024.

We anticipate raising a minimum of $100,000 from the Wefunder campaign over the next six months, with expenses projected to be around $100,000 as well. We expect to start generating revenue by early 2025.
As the company relocates to the United States, we plan to collaborate with specialized departments such as the police and border control. This will hopefully lead to increased unit sales and additional revenue generation.
2025 is aimed to be a significant year for Pegasus, as the US market is expected to provide a solid foundation for our growth.

Based on our corporate plan, we project achieving positive free cash flow in 2026. Our projections are based on anticipated revenues from police department contracts and pre-sales of 2/4-seater models in 2024 and 2025.
We estimate that the total capital required to execute our plan will be approximately $3-5 million.
Our monthly expenses are currently around 30000 AUD (20000 USD). We are not expecting revenue in the next 3-6 months. However, we will be getting a EMDG tax return of around 12k USD plus R&D tax incentive return of about 100K at month 6.
Aside from Wefunder, we expect to cover our monthly burn from available cash, government incentives and grants. Our other sources of capital are potential future contracts with the police force, 2 and 4 seater models.
All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Michael Walton Yang, certify that:

(1) the financial statements of Pegasus Aerospace Corporation included in this

Form are true and complete in all material respects ; and

(2) the financial information of Pegasus Aerospace Corporation included in this

Form reflects accurately the information reported on the tax return for Pegasus

Aerospace Corporation filed for the most recently completed fiscal year.

Michael Walton Yang
Director and CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the

issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission

annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://bepegasus.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird V4_Pegasus Aerospace Corporation Preferred Stock Subscription Agreement
SPV Subscription Agreement
V4_Pegasus Aerospace Corporation Preferred Stock Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Jacky LangJian Yang
Michael Walton Yang

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird V4_Pegasus Aerospace Corporation Preferred Stock Subscription Agreement

SPV Subscription Agreement

V4_Pegasus Aerospace Corporation Preferred Stock Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Jacky LangJian Yang

Michael Walton Yang

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Pegasus Aerospace Corporation

By

Michael Yang

Founder, CEO and Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Michael Yang

Founder, CEO and Director
8/2/2024

Jacky LangJian Yang

Director and CTO
8/2/2024

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.